Exhibit 99.3

PRESS RELEASE

Sanofi and AstraZeneca Exchange
More Than 200,000 Chemical Compounds

Paris, France - November 20, 2015 - Sanofi and AstraZeneca today announced a direct exchange of 210,000 compounds from their respective, proprietary compound libraries. The exchange represents a novel, open innovation model of collaboration between two leading pharmaceutical companies. It will enhance the chemical diversity of the compound collections of both companies and allow each company to screen a broader, more diverse chemical space as the starting point in the search for new, small-molecule medicines.

The companies have selected the compounds to exchange based on differences from those previously existing in their own libraries. Chemical structures and synthetic procedures will be shared to facilitate the use of these compounds. The compounds will be exchanged in sufficient quantity to enable the receiving company to carry out high throughput screening (HTS) for several years to determine whether they are active against specific biological targets. If a compound matches a target (a “hit”), it may go through several modifications to optimise its structure before being classified as a “lead compound” and potentially taken forward through development.

“Sanofi is committed to open innovation in our R&D platforms because we recognize that collaboration is the foundation of every medical breakthrough,” said Elias Zerhouni, President, Global R&D, Sanofi. “We are happy to work with other companies if it will speed the discovery of new life-saving or life-enhancing therapies for patients. We believe that this collaboration will increase our capacity to deliver innovative solutions that have the potential to add significant medical value and transform lives.”

“This is a highly innovative agreement which speaks to our open innovation approach,” said Mene Pangalos, Executive Vice President, Innovative Medicines & Early Development at AstraZeneca. “We have worked hard to enrich our compound library in recent years and this exchange, which is by far the largest we have achieved, enables us to significantly increase its diversity. Most importantly, it will accelerate our ability to identify unique starting points that could become new medicines for patients.”

There are no payments associated with the exchanged compounds either upfront or in terms of downstream payments in the event that they form the basis of a successful clinical candidate. Each company can investigate the compounds it receives without restrictions on targeted disease areas.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information please visit: www.sanofi.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Corporate Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Sébastien Martel Tel.: + 33 (0) 1 53 77 45 45 ir@sanofi.com

Sanofi Global R&D Communications Amy BA, Ph.D. Tel: +1 (617) 665-4851 amy.ba@sanofi.com